Team Hold Creator LLC

Profit and Loss
January - December 2023

	TOTAL
Income	
Sales	27,720.90
Total Income	**$27,720.90**
Cost of Goods Sold	
Supplies and Equipment	2,950.00
Total Cost of Goods Sold	**$2,950.00**
GROSS PROFIT	**$24,770.90**
Expenses	
Bank Service Charges	
Shopify Fees	15.00
Total Bank Service Charges	**15.00**
Contractors	5,552.00
Events and Reservations	4,156.24
Giveaways	3,027.40
Meals	1,269.75
Printing	528.17
Software and Subscriptions	3,270.31
Studio Supplies	103.12
Travel	4,011.54
Total Expenses	**$21,933.53**
NET OPERATING INCOME	**$2,837.37**
NET INCOME	**$2,837.37**